FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of  November, 2008

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

10 November 2008

HSBC HOLDINGS PLC
INTERIM MANAGEMENT STATEMENT

HSBC Holdings plc (HSBC) will be conducting a trading update conference call with analysts and investors today at 16.00 GMT to coincide with the release of its Interim Management Statement and the third quarter results of its principal operations in the United States (US), HSBC Finance Corporation and HSBC Bank USA Inc., whose formal SEC 10-Qs will be available at Investor Relations on www.hsbc.com shortly after 08.30 GMT. Details for participating in the conference call and live audio webcast are also available at Investor Relations on www.hsbc.com and at the end of this statement.

HSBC's Capital and Risk Management Interim Pillar 3 Disclosures as at 30 June 2008 are also released today and are available at Investor Relations on www.hsbc.com.

The information that will be covered during the conference call relating to HSBC's operating performance will be on the following basis. Where reference is made to 'underlying basis', comparative information has been expressed at constant currency and adjusted for the effects of acquisitions and disposals and gains from the dilution of the Group's interests in associates. The only material change to the composition of the Group since 30 June 2008 is the sale of the French regional bank network.

  HSBC INTERIM MANAGEMENT STATEMENT

HSBC's profit for the third quarter of 2008 was ahead of the third quarter in 2007. For the nine months ended 30 September 2008, pre-tax profit was lower than in the equivalent period in 2007.

The unprecedented turbulence seen in financial markets continues to present enormous challenges for the financial sector as a whole, as an increasing range of asset classes experience illiquidity and extreme price volatility. The succession of government and central bank interventions designed to stabilise the financial system was unprecedented. In emerging markets, equities demonstrated significant weakness. This was exacerbated, in some countries, by sudden and severe currency depreciation as portfolio investments were repatriated and cross-border interbank funding was withdrawn. The underlying change in sentiment reflected growing concerns over the effect of recession in mature economies on the growth prospects in many emerging markets.

In this environment, HSBC was a major recipient of deposit inflows as participants in financial markets sought to reduce the risks associated with their investment portfolios and retail customers moved to larger and stronger institutions. HSBC is responding to the increasing economic uncertainty by considering carefully how it deploys its balance sheet and capital strength and through focusing on ensuring that lending margins appropriately reflect increasing risk.

Group Chairman Stephen Green said, "At the time of our interim results I described our performance as resilient, enabling us to balance the need to conserve capital with meeting our commitment to continue to invest for the future. Although we have not been immune from the effects of the severe de-leveraging of the financial system, we have been able to reinforce and grow some of our most important franchises as other banks have weakened, and this will make us stronger when market stability returns. In particular the inflow of Premier customers, private banking relationships, the expansion of services to leading corporates and institutions and the strengthening of Commercial Banking customer relationships will stand us in good stead for the future.

"Our relatively strong position has also allowed us to invest cautiously in line with our strategy, while managing our business and capital tightly in these times of extreme financial turbulence.

"In the context of the external environment, performance has been satisfactory."

Key highlights included

  Q3 2008 pre-tax profit ahead of Q3 2007. Asia remained at the heart of core operating profitability of the Group in the quarter and retail businesses in Europe remained robust. Core operating profitability was also significantly augmented by a number of individually significant items which are discussed below.

  Pre-tax profit for the nine months ended 30 September 2008 was lower than the equivalent period in 2007 on both a reported and an underlying basis, but by less in percentage terms than the position at the half year.

  We continued to generate capital during Q3 2008 from operating activities as well as from the sale of the French regional banks, with the result that at 30 September 2008, the tier 1 capital ratio(1) stood at 8.9 per cent, towards the top of our current target range.

  Underlying pre-tax profit in Asia, Latin America and Europe for the nine months ended 30 September 2008 was ahead of the comparable period in 2007 and was strongly capital generative.

  The emerging markets businesses within Global Banking and Markets continued to perform strongly.

  Our US business declined markedly as a result of rising loan impairment charges in Personal Financial Services and from further write-downs within Global Banking and Markets.

  We declared a third interim dividend for 2008 of US$0.18 per ordinary share on
  3 November. The dividend is payable in cash, with a scrip dividend alternative, on 14 January 2009 to shareholders on the Register at the close of business on
  21 November 2008.

(1) Includes externally verified profits for the nine months to 30 September 2008.

Summary financial metrics were as follows:

  Net interest income in Q3 2008 grew in line with the first half of the year.

  Net fee income for Q3 2008 declined moderately from the first half of the year and was lower than that achieved in Q3 2007, due largely to weaker equity market-related income in Personal Financial Services and lower fees on credit cards in the US due to changes in practice.

  Costs in Q3 2008 were broadly in line with the first half of the year and marginally higher on an underlying basis.

  Loan impairment charges rose in Q3 2008 compared with both Q3 2007 and the run rate in the first half of 2008. Over two-thirds of the additional loan impairment charges in Q3 2008 arose in Personal Financial Services, driven mainly by continuing weakness in the US housing market and rising unemployment and underemployment. In Commercial Banking, loan impairment charges increased from what had been historically low levels and, in Global Banking and Markets, the rise in loan impairments largely reflected our exposure to a single European property company.

  The securities portfolio held available-for-sale was marked lower, predominantly through reserves as credit spreads widened. This is described more fully below.

  Total balance sheet footings were in line with 30 June 2008. The ratio of customer advances to customer deposits fell modestly, reflecting faster growth in customer deposits.

Commenting on the results, Michael Geoghegan, Group Chief Executive, said: "These are extraordinary times in our industry and in navigating through them we are benefiting from the collective experience of the management team gained over the last three decades during successive economic cycles including, inter alia, the Asian crisis in 1997/98 and the Latin American turmoil in the early part of this century.

"Our US results in HSBC Finance were broadly in line with our expectations but current trends point to further deterioration in the near to medium term. Recovery depends on the success of further economic stimulation which is likely to take some time to take effect but we were early in positioning ourselves for this downturn.

"Our results reinforce the importance of maintaining focus on HSBC's core strengths of sound liquidity, capital strength, cost discipline and relationship banking built on harnessing the global capabilities of the Group. These are times which underscore more strongly than ever the importance of delivering value to our customers as the industry adapts to slower growth and a changing regulatory environment."

Asia, including the Middle East, remained strongly profitable but is showing signs of slowing

In Hong Kong, Commercial Banking revenues held up well in Q3 2008. Personal Financial Services revenues were constrained by declining deposit margins as interest rates fell. Equity market-related income, including within the insurance business, was weak, particularly compared with Q3 2007, which enjoyed exceptionally strong retail brokerage and wealth management income. In response to this constrained revenue position, cost growth was curtailed in the third quarter.

In the Rest of Asia-Pacific, both Personal Financial Services and Commercial Banking revenues continued to grow strongly; cost growth was broadly in line. This performance was driven by the Middle East, mainland China and India.

In Hong Kong and in mainland China, loan impairment charges in respect of Personal Financial Services and Commercial Banking businesses rose but remained at a low level. As consumer portfolios matured and economic conditions deteriorated, loan impairment charges rose in India and in the Middle East following recent growth in lending. Residential mortgage lending in Hong Kong comprises the vast majority of such lending in Asia and remains well secured, in part due to a regulatory restriction which constrains origination loan-to-value ratios to below 70 per cent.

Global Banking and Markets performance in Asia delivered results well ahead of Q3 2007.

European retail businesses continued to perform strongly although loan impairment charges rose

Personal Financial Services revenues remained resilient, largely from growing net interest income, in part from the success of the UK's RateMatcher campaign in the first half of 2008. Loan impairment charges in Q3 2008 were higher than in Q3 2007 but, for the nine months ended 30 September 2008, were lower than in the equivalent period in 2007. UK residential mortgage exposure remained well secured. HSBC Bank plc consciously reduced its market share in 2006 and 2007 as market prices continued to rise and refrained from originating through brokers or participating to any material extent in the buy-to-let market.

Commercial Banking revenues were also resilient, with net interest income rising as the benefits from repricing were delivered. Although loan impairment charges rose, they remained at a low level.

Loan impairments rose in the US as the economy weakened but steady progress was made in reducing the Mortgage Services portfolio

Loan impairment charges in Personal Financial Services in the US rose by US$0.7 billion over Q2 2008 to US$4.3 billion in Q3 2008. In HSBC Finance, the increase was primarily due to higher provisions for credit losses in respect of the Consumer Lending real estate secured portfolio and the card portfolio. This was driven by rising delinquency on portions of the 2006 and 2007 loan origination vintages as well as higher early stage delinquency on credit card receivables. These trends reflected the continuing weak housing market and higher unemployment and under-employment, particularly in states that had enjoyed the fastest rate of home price appreciation. In HSBC Bank USA, rising delinquencies on home equity loans increased impairment charges.

The US Mortgage Services portfolio, which is in run-off, fell by US$2.5 billion in Q3 2008 and by US$7.2 billion in the nine months to 30 September 2008 to stand at US$29 billion. This compares with US$49 billion at the end of 2006 before the run-off began. After initially rising in 2008, two-months-and-over contractual delinquency in Mortgage Services declined and was essentially unchanged in dollar terms from the position at the beginning of 2008.

Largely through balance sheet reduction, in the nine months to 30 September 2008, HSBC Finance retired US$18.8 billion (net) of long-term debt securities.

Global Banking and Markets was profitable in the quarter, driven by strong emerging markets performance

Global Banking and Markets continued to deliver strong profitability in emerging markets from foreign exchange, rates and transaction banking.

Write-downs on credit trading positions in Q3 2008 amounted to US$0.6 billion, lower than those experienced in the first two quarters of the year, in part due to the change in accounting referred to below. Net operating income before loan impairment charges in Q3 2008 was well ahead of Q3 2007 but, largely as a result of the rise in loan and other impairment charges, pre-tax profit for Q3 2008 was lower than Q3 2007.

Continuing market illiquidity and forced asset sales by other institutions led to further declines in observed prices for asset-backed securities, which resulted in a further US$4.8 billion reduction in the valuation of asset-backed security holdings in the 'available-for-sale' securities debt portfolio in Q3 2008. This decline in value predominantly reflected illiquidity and, as such, was reflected in reserves with no impact on the income statement or the Group's capital position. Where any actual impairment occurred, the cumulative fair value deficit already reflected in reserves on the impaired securities was transferred to the income statement as required under IFRS. In the third quarter, expected cashflow impairment of US$37 million was identified on securities with a nominal value of US$542 million and this led to the transfer of a deficit from reserves to the income statement of the related cumulative fair value deficit of US$246 million.

On 30 September 2008, HSBC consolidated five Constant Net Asset Value funds with total assets of US$40 billion. This was a result of certain actions taken to provide support to the funds within limited and defined parameters, principally the purchase of US$0.6 billion of assets held by the funds.

Private Banking continued to attract strong growth in net new funds

Private Banking achieved strong inflows of net new money of US$15.6 billion in Q3 2008, with September a record month. Inflows in October remained robust. Risk aversion among clients, however, is understandably resulting in more money being kept on deposit or in government bonds, reducing revenue opportunities from trading and investment products. Q3 2008 profit was below Q3 2007, the latter having benefited from significant gains from investment disposals.

Income from Associates remained ahead of 2007 but fell in the third quarter

The contribution from associates and joint ventures was lower in Q3 2008 than both Q3 2007 and the run rate of the first half of 2008. This included the impact of investment write-downs in Ping An Insurance (Group) Company of China, Limited, most notably in respect of its investment in Fortis.

Trends in credit delinquency point to the risk of higher loan impairment charges in the near and medium term

While the US real estate secured portfolio continued to decline, early stage delinquencies in credit cards and more recent real estate secured vintages imply that loan impairment charges will remain at an elevated level in the coming year. Should unemployment and underemployment rise more steeply than expected there is also the risk of further deterioration in the mature real estate secured portfolios.

Impairment of consumer credit balances in Latin America and the Rest of Asia-Pacific rose following lending growth in recent years, and as portfolios seasoned and economic growth slowed. The countries most affected were Mexico, India and, to a lesser extent, Brazil. Residential mortgage exposure in Latin America and in the Rest of Asia-Pacific is small in Group terms and is well secured.

Within Europe, similar growth in loan impairment charges arose on consumer lending in Turkey.

Globally, credit trends in Commercial Banking and in the corporate portfolios within Global Banking and Markets have weakened since we reported our Interim results. This is likely to be reflected in higher loan impairment charges going forward.

The following individually significant items should also be taken into account:-

  The significant widening of credit spreads during Q3 2008 led to fair value gains on HSBC's own debt recorded at fair value of US$3.4 billion in Q3 2008 and US$4.2 billion in the nine months ended 30 September 2008. These profits are reflected in the 'Other' segment, are not allocated to the customer groups and are not included in the regulatory capital calculations. Subsequent to the end of the quarter, further gains arose from the widening of credit spreads on our own debt. Over the life of the debt, these fair value gains will fully reverse and they do not form part of managed performance.

  The sale of the French regional banks was completed in Q3 2008, realising a pre-tax gain of US$2.4 billion. Tax on the gain was not material.

  The International Accounting Standards Board made revisions to IAS39 to permit, inter alia, reclassification in limited circumstances from trading assets to other categories, in particular, to 'loans and advances'. The financial consequence of this reclassification is that the reclassified assets are held at their fair value at the date of transfer and are tested thereafter for impairment, as opposed to marking them to market. HSBC identified US$13 billion of eligible assets, including US$6.3 billion of performing syndicated loan assets, and reclassified them as at
  1 July 2008 in accordance with the revised standard. If this reclassification had not been made the Group's pre-tax profits would have been lower by US$835 million, split US$245 million in the US and US$590 million in Europe.

  The trends in loan impairment and economic factors noted above could, if they continue, defer the timing of future recovery in profitability of the North American Personal Financial Services business. Careful consideration of the impact of such trends will be given when appraising the carrying value of goodwill at the end of the year.

Investment continued in line with strategic objectives

The following summarises material events and transactions made by the Group since
1 July 2008 regarding its investment programme:

  In South Korea, taking into account changes in asset values in world financial markets, on 18 September 2008 we exercised our right to terminate the acquisition agreement (entered into in September 2007) to acquire a 51 per cent shareholding in Korea Exchange Bank. Discussions with the vendor had not led to agreement on how the transaction might proceed on a basis acceptable to HSBC. notwithstanding the termination of this acquisition agreement, HSBC remains committed to South Korea and to growing its business there.

  In Taiwan, we made good progress in integrating The Chinese Bank following the acquisition of its assets, liabilities and operations in March 2008, realising significant gains by improving collections on the acquired commercial loan portfolio.

  In Indonesia, we agreed to acquire a controlling 88.89 per cent stake in Bank Ekonomi for US$607.5 million, to be paid in cash from HSBC's own resources. We expect that the deal, which will double our presence in Indonesia, will close in the first half of 2009.

  In India, on 30 September 2008, HSBC completed the acquisition of 93.86 per cent of IL&FS Investsmart Limited, a leading retail brokerage, for a total consideration of some US$300 million. This provides the Group with a controlling interest in one of India's leading retail brokerages so gaining a foothold in a market with 20 million retail investors.

  In Vietnam, HSBC became the first foreign bank to hold a 20 per cent interest in a domestic bank by increasing our existing stake in Vietnam Technological and Commercial Joint Stock Bank. HSBC also obtained official approval from the State Bank of Vietnam to set up a wholly foreign-owned bank in the country, bringing the Group closer to achieving its goal of incorporating locally and strengthening its position as a leading foreign bank in Vietnam.

  In mainland China, we opened nine new outlets in Q3 2008 and strengthened our presence in western and rural China, consolidating HSBC's position as the largest international bank in the country.

  We continued to expand our successful HSBC Premier business. We launched Premier in two more countries during the quarter and increased the number of customers new to the Group by approximately 124,000. Annualised average income per customer continued to exceed US$2,000.

 Government initiatives in support of the banking system

HSBC welcomed the UK government's proposals to provide liquidity and inject capital into the UK banking system as important and necessary steps to restoring confidence in the sector. On 9 October 2008, HSBC Holdings plc further strengthened the capital base of its UK subsidiary, HSBC Bank plc, fulfilling its agreed commitment to the UK government's banking support programme announced the previous day, through an equity injection of £750 million (US$1.3 billion), representing one per cent of the total shareholders' equity of the HSBC Group as at
30 June 2008. The capital injection was funded from the Group's own resources.

In the US, a series of initiatives were enacted in order to strengthen market stability, improve the strength of financial institutions and enhance market liquidity. These initiatives, which we support, can be broadly categorized as capital support initiatives and market support initiatives. Our North American business, HSBC Finance, received notification of approval for participation in the Commercial Paper Funding Facility (the 'CPFF') which is designed to provide a liquidity backstop to U.S. issuers of commercial paper. HSBC Finance is able to participate up to an amount of US$12.0 billion in this facility. As of today's date, however, we have not participated in the CPFF as we continued to obtain cost-effective funding through our existing commercial paper and other funding facilities.

With a tier 1 capital ratio of 8.9 per cent and a loan to deposit ratio of 88 per cent at 30 September 2008, the Group remains one of the most strongly capitalised and liquid banking groups in the world.

Outlook

Without doubt, global economic growth will continue to slow during the next few quarters as recession takes hold in several mature economies. Emerging markets will be affected by reduced export demand and by slowing direct foreign investment. We expect Asian growth to remain relatively more resilient although it is not yet apparent to what extent governments will succeed in encouraging stronger domestic demand to counterbalance export weakness.

Continuing uncertainties lie within the financial system itself as it is still unclear whether there are further risk concentrations to be uncovered within the sector as the system de-leverages and economies slow.

We look forward to reporting our full year results on 2 March 2009.

Media enquiries to Richard Lindsay on +44 (0)20 7992 1555 or at richardlindsay@hsbc.com

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Note to editors:

The HSBC Group

HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from more than 9,500 offices in 85 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of US$2,547 billion at 30 June 2008, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                       By:

                                                                                                                          Name: P A Stafford

                                                                                                                                            Title: Assistant Group Secretary

                                                                                                                                                                                                         Date: November 10, 2008